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(MORRIS, MANNING & MARTIN, LLP LOGO)
ATTORNEYS AT LAW



December 10, 2004


VIA EDGAR

Securities and Exchange Commission
Main Filing Desk 450
Fifth Street, NW
Washington, DC  20549-1004
Attention:  Owen T. Pinkerton, Esq., Senior Counsel

       Re: Education Realty Trust, Inc.
           Pre-Effective Amendment No. 2 to Registration Statement on Form S-11 File No. 333-119264

Ladies and Gentlemen:

       On behalf of Education Realty Trust, Inc. (the "Company"), transmitted herewith for filing is the Company's Pre-Effective Amendment No. 2 (the "Amendment"), with exhibits, to its Registration Statement on Form S-11 (Registration No. 333-119264) (the "Registration Statement"), in accordance with the Securities Act of 1933 and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

       The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated November 30, 2004, a copy of which is attached to the courtesy copy of this letter for the Staff's convenience. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the prospectus as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

       We respond to the specific comments of the Staff as follows:

Graphics

1. We note your statement in the graphics that you provided to us supplementally that Education Realty Trust is "America's leader in collegiate student housing." This claim is not included in the prospectus. Please provide us with supplemental support for your claim that you are the leader in the collegiate student housing industry and clarify what measurement you are using to support this claim.



Atlanta        1600 Atlanta Financial Center   With offices in   Washington, D.C.
404.233.7000   3343 Peachtree Road, N.E.                         Charlotte, North Carolina
               Atlanta, Georgia 30326-1044
               Fax: 404.365.9532

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 2


       RESPONSE: We have removed the statement in the graphics that references the Company as "America's leader in collegiate student housing." We are enclosing with the Staff's courtesy copies of this letter copies of the revised graphics.

Prospectus Cover Page

2. In connection with your response to prior comment 6, please revise to eliminate the second sentence of your cover page disclosure beginning, "We formed to continue . . ." and ending, "in the United States." Since this disclosure exceeds the disclosure required by Item 501 of S-K, it is inappropriate for the cover page.

       RESPONSE: We have removed the second sentence of the prospectus cover page that began "We formed to continue . . ." and ended, ". . . in the United States."

Prospectus Summary
Risk Factors, page 4

3. We refer to the third bullet point. Please quantify the debt obligations you will have following the completion of the formation transactions and this offering.

       RESPONSE: We have revised the third bullet point of the summary risk factors to quantify the debt obligations of the Company following the completion of the formation transactions and the offering.

4. We refer to the seventh bullet point. Please clarify that, not only may you be unable to maintain the initial estimated distribution rate, but you may also be unable to make the initial distribution.

       RESPONSE: We have revised the seventh bullet point of the summary risk factors and the risk factor on page 35 to state that the Company may be unable to make the estimated initial distribution.

Third-Party Management Services, page 7

5. We note your response to prior comment 78 from our last letter. Please revise to remove from the summary your disclosure of entities for which you previously provided development consulting services.

       RESPONSE: We have revised the table to remove the reference to the disclosure of properties for which the Company previously provided development consulting services.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 3


Structure and Formation of Our Company
Formation transactions, page 8

6. We note your response to prior comment 23 regarding Industry Guide 5 and wish to inform you that in addition to limited partnerships, we apply Industry Guide 5 to blind pool REIT offerings. Based on your current disclosure, we are unable to discern what portion of your proceeds will be allocated to specific uses. Therefore, we are unable to determine whether or not you are conducting a blind pool offering. In your next amendment, please revise your disclosure to include your estimated use of proceeds.

       RESPONSE: We have revised the use of proceeds table in the prospectus to include all information available at this time. We have omitted the gross proceeds, underwriting discounts and amount available for working capital, including acquisitions (i.e. the portion that could be considered a "blind pool"), as such information is dependent on offering size and expected pricing range, which have not yet been determined. Accordingly, the percentages of the gross proceeds for each application of proceeds cannot be determined until such time as the Company and the underwriters have determined the offering price and the amount of shares to be sold in the offering. However, we advise the Staff supplementally that the Company's pro forma information on Page F-7, supported by the amount registered exclusive of the over-allotment option as set forth on the facing page of the Registration Statement as initially filed, currently contemplates a $275 million offering prior to exercise of the underwriter's over-allotment option, and that only approximately 0.7% of the estimated offering amount (approximately $1.9 million) is estimated to remain unallocated for working capital and general corporate purposes, including acquisitions. Based on such estimate, the Company believes that its offering should not be considered a blind pool REIT offering.

7. Please revise the ownership percentage of unaffiliated investors in Education Properties Trust, LLC to be consistent with page F-25.

       RESPONSE: We have revised the disclosure in the formation transactions subsection of the Prospectus Summary on page 9 to be consistent with the disclosure in the notes to the financial statements.

8. Supplementally, provide the staff with copies of the privately placed merger/acquisition materials submitted to SPE owners, including insiders, prior to the filing of this registration statement. These statements should constitute those documents, which formed the basis for the execution of the contribution and merger agreements filed as Exhibits to this registration statement.


       RESPONSE: In response to the Staff's comment, we have included in the supplemental materials enclosed with the Staff's courtesy copies of this letter copies of materials submitted to SPE owners, including insiders, prior to the filing of the Registration Statement; specifically, (i) a draft of the Company's Form S-11 registration statement, dated on or about September 10, 2004 and (ii) a powerpoint presentation entitled "Education Realty Trust Operating Partnership Units" dated July 2004 prepared by Morgan Keegan & Company, Inc. Whereas the powerpoint presentation was provided only to JPI and the owners of interests in the Allen & O'Hara portfolio and the Management Company, each of the parties to the contribution and merger agreements received a draft Form S-11. Two



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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 4


       different versions of the powerpoint presentation are being provided to the Staff, (i) a version created on July 20, 2004, which was the version provided to JPI, and (ii) a version created on July 27, 2004, which was provided to the owners of interests in the Allen & O'Hara portfolio and the Management Company (the only difference from the earlier version is that the 50% ownership interest in University Towers was subsequently negotiated and included in the later version).

9. We reissue prior comment 25 from our last letter requesting that you revise your disclosure here to briefly disclose the costs and fees being charged in these transactions and to name who is receiving such fees.

       RESPONSE: We have revised the disclosure on pages 8, 9 and 10 of the formation transactions subsection of the Prospectus Summary and pages 132 and 133 of the Structure and Formation of our Company section of the Registration Statement to disclose the costs and fees being charged related to the formation transactions and the recipients of those fees. We have also added language to the summary use of proceeds on page 13 to reflect estimated transaction costs in connection with property acquisitions.

10. We reissue prior comment 27 from our last letter. Your response states that EDR's formation transactions were conducted at arm's length, however, we note the chart included in response to prior comment 29 reflects substantial ownership by your officers and directors at both a minority ownership and 50/50 ownership level. Please revise to fully disclose how the consideration negotiated in the Formation Transactions was determined, the bases for these prices and who precisely negotiated these acquisitions concerning the following properties: Tallahassee, LLC; EPT Athens, LLC; EPT Tucson I, LLC; EPT Clemson, LLC; The Gables, LLC and the AOD/Raleigh Residence Hall, LLC.

       RESPONSE: In response to the Staff's comment, we have added language to the lead-in paragraph under formation transaction on page 8 that emphasize that we negotiated the aggregate contract prices and form of consideration with unaffiliated owners of the subject properties who were not compelled to sell their interests and to emphasize that management conferred with the underwriters with respect to the reasonableness of the prices paid in light of prevailing capitalization rates for comparable properties.

11. We reissue prior comment 28 from our last letter requesting you include the ownership of these entities on both an economic and voting basis, if they differ.

       RESPONSE: We supplementally advise the staff that the economic ownership of the entities depicted in the chart on page 12 does not differ from the ownership of the entities on a voting basis other than that, as described in footnotes 5 and 6 to the table, the general partners of Education Realty Operating Partnership, LP and University Towers Operating Partnership, LP will manage and control those entities while economic ownership will be shared with the limited partners of those partnerships pro rata in accordance with the percentage ownership interests of the partners in the partnerships shown in the chart.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 5


Distribution Policy, page 40

12. Please tell us why you have not included any portion of the $6 million loan to JPI in the distribution table. We note, for example, that in your pro forma financial statements, your pro forma combined balance sheet was prepared assuming that the full amount would be drawn.

       RESPONSE: We supplementally advise the Staff that the pro forma financial statements, as well as the Use of Proceeds section, disclose that the approximately $6 million loan commitment to JPI Multifamily will be funded out of the net proceeds of the offering, in all likelihood a short time after completion of the offering, and therefore does not impact cash available for distribution. The repayment of the loan by JPI Multifamily will not occur until 14 months after completion of the offering; therefore, the Company believes that to reflect the $6 million loan repayment as a potential source of funding distribution shortfalls would be inappropriate. In order to clarify how working capital and, in particular, the $6 million loan commitment to JPI Multifamily have been considered by the Company in setting its distribution policy, we have added language to the fourth paragraph of the Distribution Policy section, some of which language was contained in the sixth paragraph of the Distribution Policy section in Amendment No. 1 to the Registration Statement in a slightly different format. The language that was contained in the sixth paragraph of the Distribution Policy section of Amendment No. 1 has, therefore, been deleted. In addition, we have revised the use of proceeds table on page 38 to reflect the approximately $6 million of offering proceeds to be allocated to funding the JPI Multifamily loan commitment.

13. We reissue prior comment 38 noting that much of the information necessary to complete the table on page 42 is currently available, such as pro forma net income, projected occupancy rates and scheduled loan repayments. Further, please note the staff will need sufficient time to review this distribution table prior as presented in your next amendment.


       RESPONSE: We have revised the table on pages 44 and 45 of the Distribution Policy section to provide all information that is currently available, including pro forma net income, and scheduled loan repayments. We note the Staff's need for sufficient time to review the distribution table and supplementally advise the Staff that the Company will complete the distribution table as soon as the omitted data becomes available in a subsequent pre-effective amendment to the Registration Statement. We have attempted to limit the omitted information to that dependent on the number of shares of common stock to be offered and anticipated pricing range, which have not yet been determined.


14. We have reviewed your response to prior comment 41. Please be aware that, prior to distribution of red herrings, the table should show full disclosure of your expected cash sources that will be used to fund any shortfall in cash available for distribution. In addition, the specific terms of your restrictive covenants constraining distributions and disclosure regarding minority interests should be included when available.

       RESPONSE: We have revised the prospectus to include disclosure of the Company's anticipated execution of a commitment letter for a $75 million credit facility that is expected to be in place at the time of completion of the offering. The Company intends to use this facility to fund any shortfall in cash available for distribution. As noted in our response

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 6


       to Comment 13 above, the Company will complete the table, including disclosure regarding minority interests, as soon as the omitted information becomes available.

15. In connection with your response to prior comment 43 from our last letter, we note your disclosure on page 40 stating that your assumption of an occupancy rate on a nine to twelve-month basis. Since you are providing a 12-month projection, a more detailed discussion of this assumption is warranted including how you combined the two (nine-month and twelve-month) time frames to result in a single projected occupancy rate. Further, we note in your response that the 9-month leases you hold with tenants are but a small portion of your total lease portfolio. Please quantify the percentage of leases you hold less than 12 months in duration.


       RESPONSE: We have revised our disclosure in the Distribution Policy section to remove the assumption of occupying rates as calculated on a 12-month basis.


16. Please revise to include the incremental interest expense related to borrowings from your revolving line of credit utilized to fund the excess of your estimated initial annual distributions over the estimated cash available for distribution.

       RESPONSE: We have revised the disclosure on page 46 (please see new footnote (6)) to refer to the anticipated incremental increased interest expense related to the Company's anticipated borrowings under its revolving line of credit to fund the expected shortfall between cash available for distribution and the Company's estimated initial annual distribution. The actual amount of this expense will be set forth in a subsequent pre-effective amendment to the Registration Statement as soon as that information is available.

17. You indicate that your estimate for non-revenue enhancing capital expenditures is based on $130 per square foot, however, note (2) on page 43 indicates that your estimate is based on $125 per bed. Please revise.

       RESPONSE: We have revised the referenced disclosure in footnote (2) on pages 45 and 46 to reflect that our non-revenue enhancing capital expenditures are estimated to be $125 per bed.

18. We reissue, in part, prior comment 44 from our last letter. Please revise your footnote disclosure to explain how estimated capital expenditures have been calculated and compare the per bed estimated capital expenditures with per bed historical capital expenditures.

       RESPONSE: We have revised the disclosure in footnote (2) on pages 45 and 46 in response to the Staff's comments.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 7


19. Please tell us supplementally whether the profits interest units have preferential rights to distributions over common stockholders.

       RESPONSE: We supplementally advise the Staff that profits interest units do not have preferential rights to distributions over common stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations Rents and Occupancy, page 51

20. Please revise your disclosure to include your response to prior comment 50 explaining why you do not believe declining occupancy rates are material to your operations and convey how your occupancy trend is negated by your emphasis on a combination of balancing rental rates with occupancy. In connection with this, while we note your statement that most of the declines were more than compensated for by an increase in rental rates, we also note that 5 of the 15 properties that experienced declining occupancy rates also experienced lower revenues.

       RESPONSE: We have revised the disclosure on page 54 as requested.

Results of Operations

21. Similar to your disclosure on page 55 comparing your interim results of operations, please revise your Results of Operations for the full years to present the number of properties and beds owned and managed during each full year.

       RESPONSE: We have revised the disclosure on page 60 as requested.

Nonoperating expenses, page 56

22. We reissue prior comment 58 from our last letter. While it appears you clarified the weighted average interest rate on page 59, the disclosure on page 56 appears unchanged.

       RESPONSE: The Company's interest expense was comparable for the periods ended December 31, 2003 and December 31, 2002 and does not warrant further discussion. Therefore, we have removed the discussion of interest expense for those periods.

Investing Activities, page 60

23. Revise your disclosure here or as you deem appropriate in your policy section located on pages 119-122 to explain how you classify these distributions from joint ventures as a method of investing rather than from operations.

       RESPONSE: We have revised the combined statements of cash flows on page F-29 to reclassify the distributions received from our unconsolidated joint ventures and limited liability companies to reflect the distributions as an operating activity. We advise the Staff that we have removed the discussion of cash flows activity from the Liquidity and Capital

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 8


       Resources section as we believe such disclosure is not required by Item 303 of Regulation S-K and could serve to confuse investors as it was presented.

       Liquidity Outlook and Capital Requirements, pages 61-62

24. We note your response to prior comment 63 from our last letter. Revise your disclosure here and on page 25 to clarify what you mean by the "applicable federal rate." Further, please revise your disclosure to clarify whether the annualized dividend rate equates to the rate of your projected distributions on page 42.

       RESPONSE: We have revised the disclosure on pages 63 and 128 to clarify the term "applicable federal rate" and to clarify that the annualized dividend rate is calculated based on the amount of the actual initial dividend payment.

25. We note your detailed responses to prior comment 5 concerning other student housing REITs, including GMH, ACC, as well as other large national companies that have entered this field, such as Fairfield and First Worthing. Revise your competitive section to disclose these competitors and your competitive position as compared to these competitors including both positive and negative factors as applicable.

       RESPONSE: We have revised the disclosure on pages 108 and 109 to disclose the names of the Company's most significant competitors. The Company does not believe that a more detailed discussion of its competitive position as compared to these competitors would improve the prospectus disclosure, since, as disclosed currently, the student housing industry is fragmented and no participant holds a dominant market share. However, each of GMH and ACC have disclosed in its recent initial public offering prospectus an intention to continue to grow market share through acquiring additional student housing properties across the nation. Therefore, the disclosure has been revised to refer to the publicly disclosed intentions of GMH and ACC to continue to grow their market share, which we believe is relevant information to investors' understanding of the competitive environment.

Management, page 109

26. Revise to include your response to prior comment 80, which provides material insight into business biography/background of Messrs. Churchey and Barrow for the last 5 years.

       RESPONSE: We have revised the biographies of Messrs. Churchey and Barrow on page 113 to disclose that Mr. Churchey is currently retired and that Mr. Barrow was retired from August 2002 until February 2003.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 9

Certain Relationships and Related Party Transactions
Benefits received by our executive officers and directors in our formation transactions, page 123


27. Please revise to include the aggregate consideration you will pay these officers and directors including the dollar amount in cash.

       RESPONSE: We have revised the referenced disclosure to include the dollar amounts currently available. We supplementally advise the Staff that we will complete the disclosure regarding the amount of consideration that we will pay the officers and directors in the formation transactions as soon as such amounts become determinable.

28. We note your response to prior comment 86 from our last letter and your disclosure on page F-39. Please revise this section to include the description of your promoter in the shared services agreement or any other material agreements. Refer to Item 404(d) of Regulation S-K.

       RESPONSE: We have revised the disclosure on page 126 in accordance with the Staff's comment.

Structure and Formation of Our Company
Formation transactions, page 126

29. Please revise your disclosure to describe how management chose the comparable service companies used to value the Management Company. Are these companies exclusively in the area of college housing? Are they public or private management companies?

       RESPONSE: In response to the Staff's comment, we have revised the disclosure on pages 10 and 130 to delete the term "comparable service companies" and added "both public and private real estate management companies selected by the underwriters as being comparable to us." We have also added language to clarify for investors that none of these companies are identical to our Management Company in terms of size or nature of services and that none is focused on managing student housing properties.

30. In connection with prior comment 89, please revise to clearly describe the persons involved in the sale of the Development Company separate from the Allen & O'Hara portfolio and how management valued this asset.

       RESPONSE: We have revised the disclosure on page 130 to clarify that the Development Company, as a wholly owned subsidiary of the Management Company, was valued in connection with the valuation of our Management Company.

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MORRIS, MANNING & MARTIN, LLP


Securities and Exchange Commission
December 10, 2004
Page 10


Formation transactions, page 132

31. Please also include your acquisition of Allen & O'Hara Educational Services, LLC in the summary table.

       RESPONSE: We have revised the summary table on page 135 to include consideration payable with respect to our acquisition of Allen & O'Hara Educational Services, LLC.

Federal Income Tax Considerations, page 159

32. We have reviewed your revisions in response to prior comment 94. Please revise to indicate that counsel has opined that you are organized in conformity with the requirements for qualification and taxation as a REIT and that your proposed method of operation will enable you to continue to meet the requirements for qualification and taxation as a REIT.

       RESPONSE: We have revised the Federal Income Tax Consideration section of the Registration Statement on page 162 to clarify that counsel has opined that, commencing with the taxable year ended December 31, 2005, the Company will have been organized in conformity with the requirements for qualification and taxation as a REIT and the Company's proposed method of operation will enable the Company to continue to meet such requirements thereafter.

Underwriting, page 184

33. We note your response to prior comment 95 from our last letter. Supplementally, please provide us more detailed information regarding the nature of conditions precedent as set forth in condition (iii) "no material adverse change which makes it impracticable or inadvisable to proceed with the offering." Include your analysis as to why you believe this broadly worded condition precedent could not inappropriately release the underwriters from their obligations to purchase the shares in the offering.

       RESPONSE: We supplementally advise the Staff that the "no material adverse change" condition that appears in the Underwriting Agreement specifically provides: "Subsequent to the execution and delivery of this Underwriting Agreement, no event or condition of a type described in
       Section 3(e) hereof shall have occurred or shall exist, which event or condition is not described in the Prospectus (excluding any amendment or supplement thereto) and the effect of which in the judgment of the Representative makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Shares on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement and the Prospectus."

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 11

           Section 3(e) of the Underwriting Agreement sets forth specific circumstances that would constitute a material adverse change. The provision provides the following: "[S]ince the date of the most recent financial statements of the Company included in the Registration Statement and the Prospectus, (i) there has not been any change in the capital stock or long-term debt of the Company or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, management, financial position, stockholders' equity, results of operations or prospects of the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Registration Statement and the Prospectus."

            Under the language in the underwriting agreement, the "material adverse change" definition is limited to events that could materially affect an investor's investment decision. Moreover, for the Company to fail the condition, it must fail to disclose the information in the prospectus plus the underwriters must determine that both the occurrence of the event and, effectively, failure to disclose the event makes the offering impracticable or inadvisable. The Company is confident that this condition is appropriately limited to protect the Company, on the one hand, and investors on the other.

34. We note and appreciate your response to prior comment 97 from our last letter. Please revise your disclosure to identify the underwriter(s) who will deliver electronic prospectuses.

       RESPONSE: In response to the Staff's comment, we have revised the disclosure to identify J.P. Morgan Securities, Inc. and UBS Securities LLC as the underwriters who intend to distribute the preliminary prospectuses via electronic means.

35. We note your response to prior comment 98 and your intention to conduct an Internet roadshow through NetRoadshow, Inc. Supplementally, confirm that no other materials other than a preliminary prospectus or Rule 134 notice will be available through NetRoadshow or DealKey at any time to any investor. If there will be any additional materials, supplementally, please provide copies of these materials to the staff.

       RESPONSE: We supplementally advise the Staff that the preliminary prospectus is the only document that may be physically retained by persons accessing NetRoadshow or the DealKey systems.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 12

Financial Statements
Unaudited Pro Forma Combined Balance Sheet, page F-4
Unaudited Pro Forma Combined Statement of Operations, pages F-5 and F-6

36. We have reviewed your responses to comments 109, 110, 113 and 115. The guidance in SAB 48 does not apply to business combinations and was not intended to modify the requirements in SFAS 141. Refer to SAB 97. It appears that these transactions should be accounted for as business combinations in accordance with SFAS 141 (refer to paragraph 10 of SFAS
       141). Therefore, you would determine an accounting acquirer and treat the remaining businesses as the acquirees, and account for the acquisition of those businesses using the purchase method of accounting. Please advise us, and revise your accounting in the next amendment.

       RESPONSE: The Company believes it has applied SFAS No. 141, "Business Combinations," while also considering other relevant authoritative literature including EITF Issue No. 94-2, SAB 48, EITF Issue No. 87-21, etc. to evaluate the substance of the formation transactions. Mr. Paul Bower owns interests in all of the predecessor entities and is considered a promoter/sponsor as that term is used in Rule 405 of Regulation C and EITF Issue No. 94-2. Pursuant to the guidance in EITF Issue No. 94-2, the exchange of the sponsor's interest is "typically accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests." As it relates to the acquisition of interests held by parties other than Mr. Bower, the Company applied paragraphs 11, 14, and A5-A7 of SFAs No. 141 related to the acquisition of noncontrolling interests.

       We wish to emphasize to the Staff that the concepts inherent in EITF Issue No. 94-2 are consistent with the application of SFAS No. 141, in that the Company determined that Mr. Bower is the accounting acquirer considering the guidance contained in paragraphs 16-18 of SFAS No. 141 and based on the following factors:

       o Prior to the consummation of the formation transactions, Mr. Bower owned a majority interest in and served as the president of the management company that had sole management responsibility for the properties comprising the predecessor. The composition of senior management of the registrant subsequent to the completion of the formation transactions will be that of Mr. Bower and management. They will continue to manage the day-to-day student housing operations post-acquisition.

       o Mr. Bower will serve as the Chairman of the Board of Directors, Chief Executive Officer and President of the registrant, which will be comprised of the predecessor entities.

       o Mr. Bower and management will hold the largest single minority voting interest in the combined entity.

       o Mr. Bower is the organizer and the sole party responsible for initiating the formation transactions.

       o Prior to the offering, Mr. Bower is the sole shareholder of Education Realty Trust, Inc., which will ultimately distribute the cash and other assets to effect the formation transactions.

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Securities and Exchange Commission
December 10, 2004
Page 13

           Based on the above factors, it was determined that Mr. Bower is the accounting acquirer, and as such, interests owned by him are recorded at predecessor basis. The entities to be acquired, comprising the predecessor, are under common management. Under Rule 3-05, "acquisitions of a group of related businesses that are probable shall be treated under this section as if they are a single business combination. The required financial statements of related businesses may be presented on a combined basis for any periods they are under common control or management. For purposes of this section, businesses shall be deemed to be related if:

           (i)   they are under common control or management;

           (ii) the acquisition of one business is conditional on the acquisition of each other business; or

           (iii) each acquisition is conditioned on a single common event.

           All of the predecessor entities are under common control or management during the historical periods. Additionally, the acquisitions are conditioned upon a single common event, which is the offering, and the transactions will not occur otherwise.

           The Company has reflected the acquisitions in the combined pro forma financial statements as business combinations pursuant to the guidance in SFAS No. 141. The fair values of the assets to be acquired and liabilities to be assumed have been estimated by management and, to the extent interests other than Mr. Bower's interests are being acquired, the Company has applied the purchase method of accounting. The Company believes it is important to note that Mr. Bower could have reorganized his ownership interests prior to the offering by contributing his interests to a newly formed entity or personal holding company that would have acquired the remaining interests of the predecessor entities. The Company believes that the mere fact that Mr. Bower is transferring his interests to the operating partnership should not result in Mr. Bower's interests being stepped up to fair value, and that the approach the Company has taken is consistent with the guidance contained in SFAS No. 141 Appendix D.

           In summary, the Company believes the pro forma combined financial statement presentation reflects the Company's preliminary purchase accounting for the series of formation transactions consistent with the guidance provided in SFAS No. 141 and reflects the economic substance of what is actually occurring. With respect to interests other than Mr. Bower's, the purchase accounting will result in the recording of the assets to be acquired and the liabilities to be assumed at fair value in accordance with the provisions of SFAS No. 141. Additionally, the Company believes that the presentation of combined historical financial statements is appropriate based on the discussion above and represents the most meaningful presentation as the combined presentation more closely reflects the historical operations of the entities that will eventually comprise the registrant.

37. In response to the above comment, please note that you should revise your presentation of the audited financial statements included in the registration statement to include the audited financial statements of the accounting acquirer (rather than those of a combined predecessor), and then file the financial statements required by Rule 3-05 or Rule 3-14 or Regulation S-X for each of the acquirees. Please advise us, and revise the filing, as appropriate.

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Securities and Exchange Commission
December 10, 2004
Page 14



       RESPONSE: Please refer to our response to Comment No. 36 for a response to this comment.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-7
Note 1. Adjustments to the unaudited pro forma combined balance sheet as of June 30, 2004, page F-7
Note 1.(D), page F-7 to F-8

38. It appears that the majority of the excess of the purchase price over the net assets acquired is being allocated to goodwill. Please advise us, and disclose, how you allocated the purchase price in accordance with SFAS
       141. Under SFAS 141, are you not determining the fair value of the tangible and intangible assets acquired and allocating the acquisition costs accordingly? In addition, clarify why you are not allocating any portion of the purchase price to non-competition agreements, customer relationships and management or development contracts. Refer to paragraph A14 of SFAS 141 for other examples of intangibles assets recognized apart from goodwill.

       RESPONSE: The Company recognizes the requirements contained in SFAS No. 141, "Business Combinations," and considered the allocation to be preliminary. The Company has further considered the guidance contained in paragraphs 35-37 of SFAS No. 141, "Business Combinations," in allocating the cost to the assets acquired and liabilities assumed. We supplementally advise the Staff that as of the date of the pro forma financial statements, there are no significant development consulting contracts in effect. Additionally, there are not any non-compete agreements that are expected to result from the acquisition. The Company considered the guidance in paragraph A14 of SFAS No. 141 and believes the only potential identifiable intangible asset that meets the criteria for recognition apart from goodwill relates to third-party management contracts. We have revised the preliminary allocation of purchase price to include management's preliminary estimate of the value associated with the third-party management contracts in place as of the applicable acquisition date for presentation in the pro forma combined financial statements. We have also enhanced the disclosure on pages F-7 and F-8 to state how the allocation is in accordance with SFAS No. 141 and to include a statement that the allocation of purchase price is preliminary.

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Securities and Exchange Commission
December 10, 2004
Page 15

Notes 2.(R) and 3.(FF) Costs associated with operating as a public company, pages F-12 and F-14

39. We note your response to comment 118. Using management's evaluation of estimated costs to be associated with operating as a public company does not appear to meet the factually supportable requirements of Article 11 of Regulation S-X. We reissue the comment to please remove these adjustments from the pro forma financial statements in the next amendment.

       RESPONSE: We have removed the pro forma adjustments from the pro forma statements of operations that reflect management's estimated costs to be associated with operating a public company. However, we advise the Staff that we feel it is important information that should be disclosed, and, therefore, we added disclosure of pages F-5 and F-6 to provide the information and clearly indicate that they were not included as pro forma adjustments.

Notes 2.(K) through (N) and 3.(Y) through (BB), pages F-12 to F-14

40. We note your response to comment 121. Please also disclose the factors considered in estimating the additional depreciation and amortization expense, and the estimated useful life for the above-referenced assets purchased.

       RESPONSE: We have revised the disclosure in the applicable notes to the pro forma combined financial statements.

Notes 2.(S) and 3.(GG) Depreciation and amortization related to the JPI portfolio, pages F-13 and F-14


41. We note your response to comment 120. Please revise your disclosure in the next amendment to include the remaining contractual life of the lease intangibles.

       RESPONSE: We have revised the disclosure to include the remaining contractual life of the lease intangibles.

Notes 2.(T) and 3.(HH) Interest expense, pages F-13 and F-14

42. We note your response to comment 122, and the revised disclosure on page F-11. It is not clear from your disclosure if you are using current interest rates or interest rates for which you have a commitment. Your response to comment 122 states that the pro forma adjustment reflects the interest expense the Company expects to incur based on the refinanced fixed rates. Please clarify to us, and disclose in the next amendment, if you have a commitment from the applicable lender(s) related to refinancing the debt, and related to the interest rates you expect to incur and upon which you have based your calculation of the adjustment.

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 16


       RESPONSE: In connection with the acquisition of the JPI portfolio, the Company is assuming the mortgage notes. These notes were refinanced in August 2004 by JPI Investment Company, L.P. and are currently at fixed rates. The Company will assume these notes in the transaction and does not plan to refinance or otherwise modify these mortgage notes, other than the potential payoff of certain identified mortgage notes with a portion of the offering proceeds. The interest rate used to estimate the pro forma adjustment is the contractual fixed rate on the notes the Company will assume. We have revised the disclosure to clarify that the actual contract rates are being utilized in the determination of the pro forma adjustment.

Report of Independent Registered Public Accounting Firm, pages F-16, F-20, F-42, F-56

43. We note your response to comment 126. We could not locate the signed copies of the reports in the filing, nor did they appear to be included in the document filed on EDGAR. Please advise, or include the signed copies in the next amendment.

       RESPONSE: We have included signed copies of the Reports of Independent Registered Accounting Firm in this Amendment.

Education Realty Trust Predecessor, pages F-20 to F-41
Combined Statements of Cash Flows, page F-24

44. Based on your response to comment 128, you classify distributions received from your unconsolidated joint ventures as an investing activity due to the timing of cash flows from development activities engaged through your joint ventures. However, the distributions appear to represent a distribution of earnings in advance of the recognition of equity in earnings and not a continuous return of your capital. Accordingly, please revise your classification of these distributions.

       RESPONSE: Please refer to our response to Comment No. 23 for a response to this comment.

Note 2, Summary of significant accounting policies, pages F-27 to F-32 Investment in unconsolidated joint ventures and limited liability companies, pages F-28 and F-29


45. In your response to comments 49 and 56, we note that 100% of the income from your joint venture arrangements are allocated to and received by your development company. Please advise us, and disclose, how you allocate income and distributions with respect to your unconsolidated joint ventures and limited liability companies. Do you not record your share of the earnings and distributions?

       RESPONSE: Development consulting services are provided either directly from the Company's development consulting company or are provided through various joint venture arrangements. The income derived from providing development consulting services

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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 17


       directly to a third party, where a joint venture partner is not involved, is recognized using the percentage of completion method as disclosed in the summary of significant accounting policies on page F-33 and F-34. Income derived from the Company's joint venture arrangements is recorded using the equity method of accounting and, therefore, only the Company's share of the earnings is recorded. The respective joint venture entity recognizes revenue on the percentage of completion method as well. We have revised the disclosure to include discussion on the allocation of income and distributions from the Company's unconsolidated joint ventures and limited liability companies.

Revenue Recognition, pages F-29 - F-21
Development consulting revenue, page F-30

46. We note from your response to comment 134 that, typically, EDR receives a certain percentage of the development consulting fee in cash when the bond financing closes. Please advise us, and disclose, when you recognize this upfront fee as revenue.

       RESPONSE: A development consulting fee is typically received up front when the bond financing closes and can vary by agreement as a percentage of the total estimated construction costs. This fee is included in the total development consulting revenue that the Company or the applicable joint venture recognizes over the life of the construction project using the percentage of completion method. We have revised the disclosure in the summary of significant accounting policies on page F-35 to clarify the accounting for the up front fee.

Part II

Item 33.  Recent Sales of Unregistered Securities, page II-1

47. We reissue, in part, prior comment 143 from our last letter. Please include the aggregate consideration paid for units of limited partnership interest in the formation transaction in either cash or non-cash form.

       RESPONSE: We have revised Item 33 of Part II to include the cash value of the units of limited partnership interest received by executives in the formation transactions in exchange for interests in the Company's initial properties and other assets. The value assigned to the aggregate consideration paid for the units is equal to the deemed value of the units received by the contributors in exchange for the initial properties and other assets.

Exhibits

48. Please file updated consents of independent registered public accountants in the next amendment.

       RESPONSE: An updated consent of Deloitte & Touche LLP is included in
       Exhibit 23.2 to the filing of this Amendment.



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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
December 10, 2004
Page 18

49. Please file the schedules and exhibits to the contribution and merger agreements filed as Exhibits 10.8, 10.9, 10.11 - 10.16. These schedules contain material terms referred to throughout the contribution and merger agreements. We note you filed the Schedules to the contribution agreement filed as Exhibit 10.10. We may have further comment.

       RESPONSE: We have re-filed the contribution and merger agreements as Exhibits 10.8, 10.9, 10.11 - 10.16 to include the schedules that were previously omitted.

       We hope the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7635.

                                          MORRIS, MANNING & MARTIN, LLP

                                          /s/ Rosemarie A. Thurston

                                          Rosemarie A. Thurston

cc:  Neil Miller, Esq., Division of Corporation Finance
     Mr. Joshua S. Forgione
     Ms. Deborah A. Wilson, Senior Accountant
     John A. Good, Esq.
     Marla F. Adair, Esq.
     Helen G. Woodyard, Esq.
     John A. Earles, Esq.